Filed by Innoviz Technologies Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Collective Growth Corporation

Commission File No.: 001-39276

Date: December 11, 2020

INVESTOR PRESENTATION TRANSCRIPT

Jim Sheridan:

Hi, I’m Jim Sheridan, the CEO of Perception Capital Partners and I’m honored to be here today. We at Perception first met the Innoviz team six months ago and were immediately impressed with their product and technology, but were even more impressed with the acumen, integrity, and focus of the management team.

We are convinced that Innoviz will be a leader in the LiDAR market, and help to create safer travel for all of us. I’d like to thank our co-sponsor, Antara, and our SPAC partner, Collective Growth, who worked with us and the management team to affect this transaction in conjunction with Goldman Sachs. Today I’m joined by Omar Keilaf, Co-Founder and CEO, Oren Rosenzweig, Co-Founder and Chief Business Officer, and Eldar Cegla, the CFO of Innoviz.

Let me give you a quick overview of the transaction. Innoviz is going to become publicly listed through its business combination with Collective Growth Corporation, which is a Nasdaq-listed SPAC with over $150M dollars in cash held in trust. Following the targeted closing date of the transaction in the first half of 2021, the combined company is expected to be listed on the NASDAQ under the symbol INVZ. Now there are few notes in terms of the transaction itself. So the overall proceeds are going to be up to $350M, comprised of the $150M in cash held in a trust by Collective Growth, as well as $200M dollars that was raised through an oversubscribed PIPE raise that was led by Antara Capital and which includes strategic investments from Magna International, Phoenix Insurance, alongside other institutional investors, and many of our existing shareholders. In terms of the uses of the proceeds, 100% of the proceeds are going to be primary proceeds, and based on the pro forma for the transaction, Innoviz expects to have approximately $370M dollars in cash on the balance sheet at the conclusion of the transaction. That $370M dollars is adequate for our cash flow needs between now and the achievement of positive cash flow.

Now, in terms of the valuation of the company, the pro-forma enterprise value of a billion dollars along with the market cap of 1.4 billion dollars, represents a very attractive valuation relative to that of our most direct peers. The reason that we did that was to attract the right group of shareholders - smart, long-term investors, because we believe the company has a promising path towards market leadership and our valuation will grow as we achieve that leadership.

With that, I’ll turn it over to Omer.

Omer Keilaf:	Thank you Jim, hi everyone! I am Omer Keilaf, Co-founder and CEO of Innoviz, and I am very excited about this milestone. Let me tell you about the short history of Innoviz. We started in 2016 to develop our Solid-state LiDAR, InnovizOne. As you can see here, it is a very nice-looking device. During 2016, we partnered, already in our first year, with Magna International, our first Tier 1 partner in the industry. We are working with Magna in order to win business in the market, and we also partnered with Aptiv, which with Magna, led our second financing round. During 2017, we worked with Magna on a very long due diligence conducted by BMW as part of their RFQ process to select the LiDAR for their series production vehicle for L3. We were nominated in December 2017 by BMW to be their LiDAR for their series production of L3. Later, we partnered with HiRain, which is a Chinese Tier 1. We worked with them to win business in China. We also partnered with Samsung Harman.

Recently, we announced our second generation, InnovizTwo, which provides a significant cost reduction of our technology. We are not only offering a solid-state LiDAR, we are also offering the perception software – that’s the software layer that translates the 3D information and translates it into object detection and classification. So far, we raised 251 million dollars and we have about 280 employees, most of them in Israel, but we have presence in Germany, US, and China. The roots of the company start with a very small, but yet very special unit called 81 in the Israeli Defense Force in the Intelligence Force. I spent 7 years in that unit, developing very complex and multidisciplinary programs. You can find on the bottom of this slide, some of the names of very known companies that were founded by entrepreneurs coming from that unit. Me and a big part of Innoviz today are coming from there. Three and a half years ago, we were nominated by BMW working together with magna to bring the first series production, L3 car. We are very honored to be part of that program.

While we are working on several L3 programs around the world, and also L4, we see also a big opportunity within the L2+ market. An L2+ car means that the car drives itself, only that the driver is still required to watch the scene and engage if anything happens. That, of course, makes the platform much more simple for the car maker to launch. Only that the most advanced L2 platforms today are still not safe because they are still very limited technically. You can see in this situation, which we are showing here, trying to replicate an accident that happened a few months ago when the sun blinded the camera through the overturned truck, not allowing the car to see the truck or the driver who was trying to wave to the driver to slow down, eventually crashing into it. If that platform had a LiDAR, it would have solved the problem. But that’s not the only case where the camera becomes inefficient. This happens also with direct sun, rain, or low light conditions – not very rare cases. Here is a video that shows another case where the camera is blinded by the sun coming out from the tunnel for 5 seconds, the camera is unable to see the scene. With our LiDAR, you can see it very clearly that you can see any hazard down the road.

We won the BMW program with Innovizone, our solid-state LiDAR, which is a very high-end LiDAR and cost effective. We froze that design 3.5 years ago. Since then, we made a lot of progress in our technology to bring now, InnovizTwo, which provides a 70% cost reduction. This enables adopting a LiDAR, a high end LiDAR, also in L2+ platforms. L2+ price point is much lower than L3, and in order to be able to absorb such a technology, it needs to be very cost effective. Now, with InnovizTwo, we believe that we will be able to penetrate the L2+ and allow carmakers to launch earlier with a much more simple platform, which allows the car to drive itself, yet the driver holds the wheel and pays attention. That allows the car maker to collect data and validate through crowdsourcing – testing their software in real time, in real life conditions in different countries. That not only saves the cost of the LiDAR for the platform, but also the cost of validation, which is very high. We see ourselves penetrating through that into the market. Being an incumbent in the L2+, when L3 occurs in several years, we will already be part of many programs.

In order to be a strong player in automotive, and also specifically in LiDAR, it is not enough to have very high performance or low pricing point, it is also required to have a Tier 1 partner. A carmaker like BMW would never source a technology directly through a Tier 2 because for the sense of sensitivity in the supply chain, they are required to have a Tier 1 with knowledge and experience in industrialization or functional safety components. In this case, we have four Tier 1s that allows us to compete on different programs. Sometimes we compete on the same program with different Tier 1s. BMW is helping us as a technical leader to have our LiDAR an automotive grade, while other carmakers see BMW as setting the direction in the market. The perception layer is also a very important piece of the puzzle, as carmakers want to have a seamless integration of a sensor in their platform and they require the software layer that translates the raw data into meaningful information, and that’s part of what we provide.

Our technology was built from the ground up in order to bring the best technology at the right price point and the right reliability. For that, we developed three different technologies altogether combined with a lot of optics and software. We designed our own MEMs, detector, and a very complex mixed signal ASIC, which are all available today in this device. On the right, you can see the perception layer – the bounding boxes that provides classification of cars, trucks, pedestrians, motorcycles. We provide shape, orientation, and occlusion status, absolute and relative velocity, and acceleration.

I’ll show you a few videos. All of these videos are available on our YouTube channel, so possibly they will jitter because of the bandwidth of the internet, but as you can see the LiDAR has very high resolution. This video was taken at 15 FPS. I always advise investors to see a LiDAR in real life while working because some LiDAR companies like to show images, but it is very important to see the LiDAR at the right working point where it’s going to be used in the car. This video shows our perception software. This is real-time processing of the 3D information that allows detection and classification of the different vehicles. This is probably the most mature software available for solid-state LiDAR.

You can see here a video taken from a LiDAR that was mounted in the grille of the car. It looks as if it comes from a drone, but that’s only because the data is 3D. It allows us to change the pointing view of the sensor, but the sensor is just mounted on the grille. You can see how easy it is to see the different objects, seeing the different people, pedestrians, and people on bicycles or motorcycles. This is the most advanced LiDAR today available and it’s going to be in mass market next year.

The computer vision is a growing asset. We are collecting millions of objects in order to strengthen algorithms using our own database and our partners - Tier1 partners. Our IP is built in a structure layer. Starting from a very unique concept that is patent granted, down to the different components that we design ourselves such as the MEMS, such as the ASIC, and detector. A lot of IPs are buried in the silicone up to the software layer of the computer vision. This is me holding the LiDAR and this is the entire product, so this includes all of the optics, the laser, the detectors and the processing power of the 3D. There’s no additional box, and as you can see it’s very, very small and could be embedded seamlessly in the car in different locations. It has 115 degrees over 25 degrees field of view, which provides a very good understanding of the scene. Automotive grade is really not just a buzz word. I would say that autonomous driving is magic, but in real life, most of the work is just making it very, very safe and the quality very high. It requires a lot of testing in different weather conditions, thermal shock, water sealing, mechanical shocks. This requires a lot of details to take care of in order to bring the LiDAR to the right level of quality when replacing the driver.

We are very honored to work with BMW and Magna that are helping us get there. Not only that the technology needs to be automotive grade, but also the company. We have been working the last three years to bring up all of the qualification that we need to meet – all of the certification, such as VDA, which goes to the way that we manage suppliers, Automotive SPICE, which goes to how we write the code.

This slide talks about the way we split the market. We’ve split it between L2 and L3, and the reason is price. The pricing barrier for L2 is to have a LiDAR which is below $500. In this space, our competition is very low-end LiDARS with very low resolution. InnovizTwo, which is targeting a very low-cost, provides a path not only to allow very good and safe L2+ platforms, but also a path for the carmaker to develop on top of it, the software that eventually reaches L3. Our competition in the L3 and L4 are products that are far from being mature, don’t meet the resolution, very big, and really most of our competition are start-ups that don’t have Tier 1 relationships, which allows them to compete on business.

On the manufacturing front, we have different partners and different business models. We work with Jabil today. We have a line in Germany that produces these LiDARs, which we provide to different partners.

Within the automotive space, our partnership with the Tier 1 works in the fact that we provide a business model based on components. We sell our unique components, which are the MEMS, the detector, and the ASIC, and the Tier 1 is responsible for the high-volume manufacturing. We are now ramping up a high-volume manufacturing with our partner to serve BMW and others.

Let me hand over to Oren to present our product portfolio. Thank you.

Oren Rosenzweig:	Thank you, Omer. Hi, I’m Oren Rosenzweig, Chief Business Officer and Co-Founder at Innoviz.

As you understood from Omer’s presentation, we’ve been very focused on the passenger car market since we started the company in 2016 and this is how we managed to strike four Tier 1 partnerships and this is how we won the first and largest L3 series production award for a LiDAR in passenger cars, and it’s really through the work of our global sales teams that are working very, very closely on a daily basis with the passenger car OEMs on their RFIs and RFQs, and the work of our product team which is getting guidance on LiDAR specifications to enable L2+ and L3 passenger cars from our Tier 1 partners, and of course from our lead customer, BMW. But it’s really not just about the product performance, it’s also about cost, especially in the passenger car market and this is true for our current product, InnovizOne, and also for the next generation products, InnovizTwo, and Innoviz SLR.

Besides the passenger car market, where we’ve got a leading position in, we also have very strong business traction in other industries. So, you can find InnovizOne on the shuttles and robotaxis of the leading companies that develop their L4 fleets. We have partnered with Shaanxi trucks, one of the leading truck companies in China, earlier this year, and we’re also working with other leaders of the trucking space, and our LiDARs are also used by many of the companies developing delivery robots and autonomous drones. We’re also working with a variety of heavy machinery companies for mining applications, construction, and agriculture.

The way we approached modeling revenue is a completely bottom-up approach. We look at a funnel of about 200 companies across all these industries that our team works with today, especially over 20 passenger car OEMs across U.S., Europe, China, and Japan. We’re in daily, close discussions about the LiDAR that they’d like to put in the cars that they’re developing. About 25 of the 200 accounts are in late stages of awarding series production contracts and the win rate that we model will depend on the stage of those accounts. We want to be able to beat our projections, so we took a very conservative approach to modeling volumes as well, so we use take rates of about 3% maximum. Therefore, what we see here is a very big upside, so for example, an award such as BMW at a standard 15% take rate at the peak year of the program, would represent more than $700M in booking and $220M in revenue in 2025, which would be about 38% of 2025 projections.

Another big upside we see here is around the software, so in our model we only included the one-time sale of perception software that we sell together with the LiDAR, but from more recent discussions with OEMs, they would also like to get updates to the software to support corner cases that they encounter after they roll out their vehicles, or when they want to support additional locations. This will be offered as a subscription model that, as I said, we have not included in our model yet.

I will hand it over to Eldar Cegla, CFO, to go through the financials.

Eldar Cegla	Thank you, Oren. My name is Eldar Cegla and I am the CFO of Innoviz. So the projections shown reflect the company’s strategy with a focus on L2+ and L3 for OEM car manufacturer’s business. In addition to the business we already won, we plan on additional design wins in the next year which will yield significant revenues once these programs mature and hit the market. This is reflected in the significant revenues ramp up, as of 2023 and the continuous growth in 2024 and 2025 when we reach over half a billion dollars of revenues. It is a predictable business and once a program is won, the revenues it generates will provide visibility for 6 to 8 years over the lifetime of the program. We offer a computer vision perception software at $50 per license, which adds to our revenues and has a positive contribution to our gross margins.

In terms of gross margins, we applied a few business models that support our performance. When working with OEMS, we are actually selling our strategic chipsets to the T1s, which in turn manufacturer the LiDAR system based on our design. This enables higher gross margins in the levels of around 50% in high-volume sales. We turn EBITDA positive on 2024, and we show higher values as revenues picks up. Our cash position at the end of 2020 will be around 50 million dollars. The merger transaction will provide us with sufficient cash to support the company up to cash flow positive, which happens in 2025. It is important to note that a strong and viable balance sheet is supporting our ability to win programs. We are audited by the OEMs both on the technology side, as well as on our financial stability and ability to support this industry cycle time, I am certain that by consummating the merger transaction Innoviz will be able to extract its full potential. Thank you, and I will turn it back to Jim. Thank you very much.

Jim Sheridan:	Thank you Omer, Oren, and Eldar, and thank you to our current and prospective shareholders. We look forward to the merger, and to helping Innoviz become the leader in the LiDAR space.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz Technologies Ltd. (“Innoviz”) and Collective Growth Corporation (“Collective Growth”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Innoviz’s and Collective Growth’s control. While such information and projections are necessarily speculative, Innoviz and Collective Growth believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Innoviz or Collective Growth, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All subsequent written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innoviz and Collective Growth. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Innoviz intends to file a registration statement on Form F-4 that will include a proxy statement of Collective Growth and a prospectus of Innoviz. The proxy statement/prospectus will be sent to all Collective Growth stockholders. Collective Growth and Innoviz also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Collective Growth are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Collective Growth or Innoviz through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel.

Participants in Solicitation

Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including Collective Growth’s final prospectus filed with the SEC on May 1, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.